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Phone:	(215) 569-5579
Fax:	(215) 832-5579
Email:	taylor-j@blankrome.com

August 2, 2010

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:	China Dongfang Healthcare Group Inc.
Registration Statement on Form 10
Filed August 2, 2010

Ladies and Gentlemen:

On behalf of our client, China Dongfang Healthcare Group Inc. (the “Company”), the Company is hereby filing with the Securities and Exchange Commission via EDGAR today a Registration Statement on Form 10 under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Registration Statement”).

Please feel free to contact the undersigned at (215) 569-5579, or my colleague, Jeffrey A. Rinde at Blank Rome LLP, (212) 885-5335, should any member of the Staff have any questions or comments regarding the Registration Statement or any of the foregoing.  Facsimile transmissions may be sent to us at (215) 832-5579 and (917) 332-3009, respectively.

Very truly yours, /s/ Jeffrey M. Taylor Jeffrey M. Taylor

cc:	Xu Jianping Wu Pifa Jeffrey A. Rinde, Esq.

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